July 10, 2009
BY EDGAR AND BY FEDERAL EXPRESS
U.S. SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Larry Spirgel, Assistant Director

Re:	Altisource Portfolio Solutions S.A. Registration Statement on Form 10 File No. 001-34354

Ladies and Gentlemen:
     This letter responds to the Staff’s letter to Altisource Portfolio Solutions S.A., formerly known as Altisource Portfolio Solutions S.à r.l (“Altisource” or the “Company”), dated July 9, 2009, which contained the Staff’s comments to Amendment No. 1 to the Company’s Registration Statement on Form 10 referenced above and the information statement filed as Exhibit 99.1 thereto (collectively, the “Form 10”). Each response follows the Staff’s comments in bold below. Enclosed herewith is a copy of Amendment No. 2 to the Form 10 (the “Amendment”), which has been marked to indicate the changes made to Amendment No. 1 to the Form 10 filed on June 30, 2009.
     Caption references and page numbers included in the Company’s responses refer to the captions and pages contained in the Amendment, unless otherwise indicated. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Amendment. Consistent with the Form 10, we have scheduled dollar amounts included herein in thousands of dollars.
Registration Statement on Form 10, Amendment No. 1
Reasons for the Separation, page 4
1.	We note your response to prior Comment 3. However, we note the inclusion of a risk factor highlighting the limitations imposed upon Altisource for the next two years in connection with the issuance of its stock. Clarify whether Altisource is prohibited from issuing stock that could result in the loss of the tax-free treatment for Ocwen.

The Company advises the Staff that it is not prohibited from issuing stock, but instead is required to provide notice to or obtain approval from Ocwen for certain issuances. The Company has included the following clarification on page 63 of the Amendment as well as an abbreviated version of this disclosure on page 4 of the Amendment:

For a period of two years following the Separation, issuances of 50% or more of our common stock to one entity may cause the Distribution to lose its tax-free treatment for Ocwen and therefore we must notify Ocwen of issuances of 25% or more of our common stock, and must obtain Ocwen’s approval for issuances of 40% or more of our common stock.
2015 Vaughn Road, Bldg 400 | Kennesaw, GA 30144

Management’s Discussion and Analysis of Financial Condition and Results of Operation
Separation from Ocwen and Basis of Presentation, page 47
2.	We note your response to prior Comment 16. You state that you anticipate that Ocwen will continue to be a significant customer for Altisource for the foreseeable future and that you currently provide these services at market rates. You also state that the prices charged to Ocwen are subject to revision at specified intervals and that you may be required to provide these services at below market rates. Revise to: (i) clarify your definition of foreseeable future; (ii) disclose when the prices are subject to revision; and (iii) describe the interval periods you refer to in your current disclosure.

The Company has amended the Form 10 to reflect the Staff’s comment on page 48 of the Amendment. The paragraph in question now reads as follows:

We generated 40.1% of our revenues in 2008 from Ocwen businesses not included in the Separation or services derived from Ocwen’s loan servicing portfolio. We anticipate that Ocwen will continue to be a significant customer for Altisource for at least the next eight years, representing the expected initial terms of the agreements under which we will provide these services to Ocwen. We currently provide these services at rates that we consider to be at market. We expect that the prices that we will charge for these services beginning with the Separation Date will be determined pursuant to these services agreements, with such prices subject to revision annually after the initial two years of the agreement term. However, if market conditions change and we are required to provide services to Ocwen at below market rates, we could experience decreased earnings and cash flows as well as greater variability in our performance compared to our historical results.

3.	On page 16, you state that you may not be able to identify all or accurately price the services and transition services provided to Ocwen. Please tell us why you would not be able to do so.

The Company has amended the Form 10 to reflect the Staff’s comment on page 16 of the Amendment to delete the sentence, “Additionally, Altisource may not identify all or accurately price the services and transition services provided to Ocwen” and replace it with the following disclosure:

Historically, we have operated as a part of Ocwen, and not as a separate company. We believe that we have identified all of our costs of conducting our current business. However, we may incur unexpected costs associated with being a separate company that we have not considered in pricing our services such as greater information technology, occupancy, administrative support and other costs. Accordingly, we may not have appropriately negotiated the prices for the services that we are obligated to provide to Ocwen. These agreements to provide services are generally subject to renegotiation among the parties annually after the initial two years of the agreement term.

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Compensation Discussion & Analysis, page 74
4.	We note your response to Comment 26 that “pre-tax net income target” is the same as “Corporate EBITDA” and that you will not use EBITDA. However, the table on page 78 continues to use Corporate EBITDA. Please revise your document to consistently use pre-tax net income target.

The Company has amended the Form 10 to reflect the Staff’s comment on pages 86 and 96 of the Amendment. The Company did not notice these two instances of the EBITDA terminology and has removed them as intended by the Company and requested by the Staff.
Financial Statements
5.	Please amend your Form 10 to include your most recent interim financial statements and continue to update your registration statement prior to effectiveness. We note that you have voluntarily started filing your periodic reports but note that until the Form 10 is declared effective, the company is not considered a reporting company under Section 13(a) of the Securities Exchange Act of 1934.

As noted in the Staff’s comment, the Company separately filed a Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009 to update its financial statements and other financial information. The Company believed it was meeting the requirements by so doing, but has amended the Form 10 to include the March 31, 2009 information as follows:
•	Deleted the Unaudited Pro Forma Combined Consolidated Balance Sheet as of December 31, 2008 and replaced it with March 31, 2009 information;

•	Inserted the Unaudited Pro Forma Combined Consolidated Statement of Operations for the three months ended March 31, 2009;

•	Inserted Combined Consolidated Results of Operations for the Three Months ended March 31, 2009 and 2008, a discussion of Cash Flows for the Three Months ended March 31, 2009 and 2008 and Changes in Financial Condition as of March 31, 2009 into the Management’s Discussion and Analysis of Financial Condition and Results of Operations; and

•	Inserted the Interim Combined Consolidated Financial Statements of Altisource Portfolio Solutions S.à r.l. (Unaudited) for the Three Months Ended March 31, 2009 and 2008.
******
     In connection with this response letter, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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     If you have any questions regarding the Amendment or the responses contained in this letter, please call the undersigned at 407.737.5419.

Sincerely,

/s/ Robert D. Stiles

Robert D. Stiles Chief Financial Officer

cc:	William B. Shepro, Chief Executive Officer
Kevin J. Wilcox, Chief Administrative Officer & General Counsel
David J. Gunter, Executive Vice President and Chief Financial Officer, Ocwen Financial Corporation
Paul S. Scrivano, O’Melveny & Myers LLP
Stephen S. Walker, PricewaterhouseCoopers LLP

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